UNITED STATES             -------------------------
                 SECURITIES AND EXCHANGE COMMISSION         OMB APPROVAL
                       Washington, D.C. 20549         -------------------------
                             FORM 12b-25              OMB Number 3235-0058
                                                      Expires: January 31, 2002
                    NOTIFICATION OF LATE FILING       Estimated average burden
                                                      hours per response 2.50
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                                                           SEC FILE NUMBER

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                                                             CUSIP NUMBER

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(Check One):   |_| Form 10-K    |X|-Form 20-F    |_| Form 1l-K
               |_| Form 10-Q    |_| Form N-SAR


                  For Period Ended:      December 31, 1999
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                  [   ]  Transition Report on Form 10-K
                  [   ]  Transition Report on Form 20-F
                  [   ]  Transition Report on Form 11-K
                  [   ]  Transition Report on Form 10-Q
                  [   ]  Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
Bright Station plc
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Full Name of Registrant
The Dialog Corporation plc
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Former Name if Applicable
The Communications Building, 48 Leicester Square
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Address of Principal Executive Office (Street and Number)
London WC2H 7DB, England
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Dialog Corporation plc (the "Company") previously reported the refinancing and restructuring of the Company through the sale of its Information Services Division (ISD) to The Thomson Corporation, which enabled the repayment of all the Company's outstanding senior and high yield debt. The sale of the ISD to The Thomson Corporation was completed in May 2000. The overall effect of the refinancing and restructuring has repositioned the Company - which has been renamed Bright Station plc to focus on its eCommerce and Web Solutions businesses, with an additional (pound) 27.9 ($44) million of new equity investment.

The efforts involved in arranging the refinancing and restructuring, preparing the materials to be distributed to stockholders and obtaining the approval of stockholders of the Company as it relates to the refinancing and restructuring required significant management attention and accounting resources which could not be eliminated by the Company without unreasonable effort or expense. For the foregoing reasons, the Company requires additional time to prepare its Annual Report on Form 20-F for the fiscal year ended December 31, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Jonathan Ball                                       +44 20 7930 6900
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           (Name)                   (Area Code)            (Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during
     the preceding 12 months or for such shorter period that
     the registrant was required to file such report(s) been
     filed? If answer is no, identify report(s).                  |X| Yes |_| No

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(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period for
     the last fiscal year will be reflected by the earnings
     statements to be included in the subject report or
     portion thereof?                                             |_| Yes |X| No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

                     Bright Station plc
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        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 29, 2000                            By  /s/ David Mattey
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                                                  David Mattey
                                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule l2b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form l2b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).